                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                  69-111-10-9
                                 (CUSIP number)

                            Estate of Carol G. Simon
                          J. Peter Simon, Co-Executor
                                310 South Street
                           Morristown, NJ 07962-1913
                                 (201) 984-1730

                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                               September 28, 1995
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  Note:  Six copies of this statement,
                          including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

CUSIP No. 69-111-10-9                   13D                  Page 2 of 12 Pages



     1     NAME OF PERSON
           ESTATE OF CAROL G. SIMON**
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                                    (a)      [ ]

                                                                                              (b)      [X]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)             [ ]
           or 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 4,073,376
  WITH

                                9     SOLE DISPOSITIVE POWER
                                        32,961

                               10     SHARED DISPOSITIVE POWER
                                        -0-

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,073,376

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            61.9%

    14     TYPE OF PERSON REPORTING*
            OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT


       ** Power is exercised through the co-executors William Simon, Jr.,
      J. Peter Simon, Carol Leigh Simon Porges and Mary Beth Simon Streep

CUSIP No. 69-111-10-9                  13D                   Page 3 of 12 Pages



     1     NAME OF PERSON
           WILLIAM SIMON, JR.**
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                                    (a)      [ ]

                                                                                              (b)      [ ]

     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)             [ ]
           or 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 32,961
  WITH
                                9     SOLE DISPOSITIVE POWER
                                        -0-

                               10     SHARED DISPOSITIVE POWER
                                        32,961

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             32,961

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             61.9%

    14     TYPE OF PERSON REPORTING*
             IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT


    ** Solely in his capacity as co-executor of the Estate of Carol G. Simon

CUSIP No. 69-111-10-9                   13D                  Page 4 of 12 Pages



     1     NAME OF PERSON
           J. PETER SIMON**
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                                    (a)      [ ]

                                                                                              (b)

     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)             [ ]
           or 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 32,961
  WITH

                                9     SOLE DISPOSITIVE POWER
                                        -0-

                               10     SHARED DISPOSITIVE POWER
                                        32,961

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            32,961

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            61.9%

    14     TYPE OF PERSON REPORTING*
            IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT


    ** Solely in his capacity as co-executor of the Estate of Carol G. Simon

CUSIP No. 69-111-10-9                   13D                  Page 5 of 12 Pages



     1     NAME OF PERSON
           CAROL LEIGH SIMON PORGES**
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                                    (a)      [ ]

                                                                                              (b)      [ ]

     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)             [ ]
           or 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 32,961
  WITH

                                9     SOLE DISPOSITIVE POWER
                                        -0-

                               10     SHARED DISPOSITIVE POWER
                                        32,961

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            32,961

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            61.9%

    14     TYPE OF PERSON REPORTING*
            IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT


    ** Solely in her capacity as co-executor of the Estate of Carol G. Simon

CUSIP No. 69-111-10-9                   13D                  Page 6 of 12 Pages



     1     NAME OF PERSON
           MARY BETH SIMON STREEP**
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                                    (a)      [ ]

                                                                                              (b)      [ ]

     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)             [ ]
           or 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 32,961
  WITH

                                9     SOLE DISPOSITIVE POWER
                                        -0-

                               10     SHARED DISPOSITIVE POWER
                                        32,961

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            32,961

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            61.9%

    14     TYPE OF PERSON REPORTING*
            IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT


    ** Solely in her capacity as co-executor of the Estate of Carol G. Simon

         GENERAL. This Schedule 13D is filed by the Estate of Carol G. Simon (the "Estate"), and William Simon, Jr., J. Peter Simon, Carol Leigh Simon Porges and Mary Beth Simon Streep as co-executors of the Estate (collectively, the "Co-executors," and together with the Estate, the "Filing Persons"). The Estate may be deemed to be a member of a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described in Item 5 below, however the Estate does not, by reason of the filing of this Schedule 13D, thereby admit it has become a member of a "group" within the meaning of Section 13(d).

ITEM 1.  SECURITY AND ISSUER.

                 This Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 23 Kenney Drive, Cranston, Rhode Island 02920.

ITEM 2.  IDENTITY AND BACKGROUND.

                 The business address of the Estate is 310 South Street, Morristown, N.J. 07962-1913. The Estate was organized under the laws of the State of New Jersey.

                 The principal business address of William E. Simon, Jr. is 10990 Wilshire Blvd., Ste. 1750, Los Angeles, California 90024. William E. Simon, Jr.'s principal employment is as Executive Director of William E. Simon & Sons, whose principal business is making investments and whose principal business address is 310 South Street, Morristown, New Jersey 07962-1913.

                 The principal business address of J. Peter Simon is 310 South Street, Morristown, New Jersey 07962-1913. J. Peter Simon's principal employment is as Executive Director of William E. Simon & Sons, whose principal business is making investments and whose principal business address is 310 South Street, Morristown, New Jersey 07962-1913.

                 Carol Leigh Simon Porges' principal occupation is as a homemaker and her principal address is 310 South Street, Morristown, N.J. 07962-1913.

                 Mary Beth Simon Streep's principal occupation is as a homemaker and her principal address is 310 South Street, Morristown, N.J. 07962-1913.


                 During the last five years, none of the Filing Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to any such laws.


         All of the above-mentioned individuals are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The Estate acquired the Common Stock pursuant to an agreement entered into between William E. Simon and Carol G. Simon dated as of December 31, 1992, and therefore no funds or other consideration were used to acquire the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The securities are being held by the Estate for investment purposes only. The Filing Persons have no present intention to seek to acquire or otherwise control the Company.

                 The Filing Persons may from time to time make additional purchases of securities of the Company in either open market or privately negotiated transactions, depending on the Filing Persons' evaluation of the Company's business, prospects and financial condition, the market for such securities, other investment opportunities available to the Filing Persons, the condition and prospects of the Filing Persons' own businesses, the general condition of the economy and of the securities markets and other future developments. Depending on the same factors, such persons may from time to time decide to sell or otherwise dispose of the securities of the Company held by the Estate.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 The Estate is the direct beneficial owner of 32,961 shares of the Common Stock, representing approximately .5% of the outstanding Common Stock, based on the 6,579,631 shares of Common Stock outstanding on June 30, 1995 as reported in the Company's Form 10-Q for the quarterly period ended June 30, 1995.

                 In their capacities as co-executors of the Estate, each of the Co-executors may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the 32,961 shares of common stock held by the Estate.

                 By virtue of the Stockholders' Agreement described in Item 6 of this Schedule 13D, the Estate may be deemed to be the indirect beneficial owner of approximately 4,073,376 shares of the Common Stock held by the parties to such agreement. The Estate disclaims beneficial ownership of the shares of Common Stock that are owned by the other parties to the Stockholders' Agreement.

                 See the Filing Persons' responses to Items 7, 8, 9 and 10 on the cover page to this Schedule 13D, which responses are incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The Estate is a party to that certain Stockholders' Agreement, dated December 10, 1986, as amended (the "Stockholders' Agreement"), with respect to shares of the Common Stock owned by it. The Stockholders' Agreement requires, among other matters, that the stockholders vote their shares to fix the number of directors of the Company at fourteen and elect as directors five persons designated by certain stockholders affiliated with the Company's management (the "Management Stockholders") and nine persons designated by the Wesray Stockholders (as defined in the Stockholders' Agreement).

                 The Stockholders' Agreement also provides for each stockholder and Mutual Benefit Insurance Company not to sell any securities to a buyer who would as a result of such purchase own more than 50% of the outstanding Common Stock of the Company unless prior to such sale the buyer agrees to be bound by the Stockholders' Agreement and affords each stockholder the opportunity to sell a pro rata portion of his shares on the same terms and conditions.

                 The Stockholders' Agreement terminates on the earlier of (i) July 30, 1996; (ii) the date that the Wesray Stockholders, Management Stockholders and Mutual Benefit Insurance Company own an aggregate of less than 50% of the Company's issued and outstanding Common Stock; and (iii) the date of an event of bankruptcy or insolvency of the Company or Outlet Broadcasting, Inc. or foreclosure or similar actions or proceedings by the Company's senior lender.

                 By virtue of the provisions of the Stockholders' Agreement, the Estate may be deemed for purposes of Section 13(d) under the Exchange Act, to be a member of a "group" and to have indirectly acquired beneficial ownership of the shares of the Company held by the other parties to the agreement and to share the voting power of the shares of Common Stock of the Company held by such other parties to such agreement. The Estate disclaims beneficial ownership of the shares of Common Stock that are directly owned by each other party to the Stockholders' Agreement. The Stockholders' Agreement has been filed as an exhibit hereto and the parties to such Stockholders' Agreement are listed on the signature pages thereof.

                 Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any person and the Estate with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 1. Stockholders' Agreement, dated December 10, 1986, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein (incorporated by reference from Exhibit 10.2 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 2. Amendment No. 1, dated as of December 1, 1987, to the Stockholders' Agreement (incorporated by reference from Exhibit 10.3 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 3. Agreement dated July 26, 1988, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein amending the Stockholders' Agreement (incorporated by reference from Exhibit 10.4 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 4. Joinder in Company's Stockholders' Agreement dated as of September 28, 1995 by and between the Estate and the Company.

                 5. Joint Filing Agreement dated September 28, 1995 among the Filing Persons.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 1995                 ESTATE OF CAROL G. SIMON


                                       By:    /s/ J. Peter Simon
                                       -------------------------------
                                       Name:  J. Peter Simon
                                       Co-executor of the Estate of
                                       Carol G. Simon


                                       WILLIAM E. SIMON, JR.

                                       /s/ William E. Simon, Jr.
                                       -------------------------------
                                       Co-Executor


                                       J. PETER SIMON

                                       /s/ J. Peter Simon
                                       -------------------------------
                                       Co-Executor


                                       CAROL LEIGH SIMON PORGES

                                       /s/ Carol Leigh Simon Porges
                                       -------------------------------
                                       Co-Executor


                                       MARY BETH SIMON STREEP

                                       /s/ Mary Beth Simon Streep
                                       -------------------------------
                                       Co-Executor

                                   JOINDER IN
                          OUTLET COMMUNICATIONS, INC.
                            STOCKHOLDERS' AGREEMENT


         In consideration of the transfer to the Estate of Carol G. Simon (the "Transferee") of 32,961 shares of Common Stock, par value $.01 per share, of Outlet Communications, Inc. (the "Corporation") and the registration of such transfer on the books of the Corporation, the Transferee and the Corporation agree that, as of the date written below, the Transferee shall become party as a Stockholder to the Outlet Communications, Inc. Stockholders' Agreement dated as of December 10, 1986, as amended, (the "Stockholders' Agreement"). The Transferee agrees to be bound by all of the terms and provisions of the Stockholders' Agreement as though it were an original party thereto. The Transferee acknowledges that, by becoming a party to the Stockholders' Agreement, it may be deemed to be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act of 1933, as amended, and that resales of the Common Stock of the Corporation will be restricted in accordance with Rule 144.

                                       ESTATE OF CAROL G. SIMON
                                       (Name of Transferee)


                                       By:  /s/ J. Peter Simon
                                          ----------------------------
                                          J. Peter Simon
                                          Co-executor of the Estate of
                                          Carol G. Simon



Executed as of the 28th day of September, 1995.

                                       Outlet Communications, Inc.

                                       By:
                                           --------------------------

                                                                       Exhibit 5

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the foregoing Schedule 13D relating to Outlet Communications, Inc. may be filed on behalf of each of them.

Dated: September 28, 1995


                                       ESTATE OF CAROL G. SIMON

                                       /s/ J. Peter Simon
                                       -------------------------------
                                       J. Peter Simon, Co-executor
                                       On Behalf of the Estate
                                       of Carol G. Simon


                                       WILLIAM E. SIMON, JR.

                                       /s/ William E. Simon
                                       -------------------------------
                                       Co-Executor


                                       J. PETER SIMON

                                       /s/ J. Peter Simon
                                       -------------------------------
                                       Co-Executor


                                       CAROL LEIGH SIMON PORGES

                                       /s/ Carol Leigh Simon Porges
                                       -------------------------------
                                       Co-Executor


                                       MARY BETH SIMON STREEP

                                       /s/ Mary Beth Simon Streep
                                       -------------------------------
                                       Co-Executor





                                      J-1